July 16, 2024

Jeffrey Jagid
Chief Executive Officer
Atlantic International Corp.
270 Sylvan Avenue, Suite 2230
Englewood Cliffs, NJ 07632

        Re: Atlantic International Corp.
            Registration Statement on Form S-1
            Filed July 2, 2024
            File No. 333-280653
Dear Jeffrey Jagid:

     We have conducted a limited review of your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed July 2, 2024
Cover Page

1. We note your common stock is currently quoted on the OTC Pink marketplace. Please note that the OTC Pink marketplace is not an established public trading market into which a selling shareholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares. Refer to Item 501(b)(3) of Regulation S-K.
Selling Shareholders, page 76

2. Regarding the 4,704,098 shares attributed to VStock Transfer LLC as escrow agent, please name each Legacy SeqLL Shareholder for whom you are registering shares for resale, or tell us why you believe it is permissible not to disclose their names at this time.
 July 16, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Elliot H. Lutzker